SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February, 2013

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (86 10) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ✓             Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ____                  No ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

A voluntary announcement in relation to placing of new H shares of China Petroleum & Chemical Corporation (the “Registrant”) under general mandate, made by the Registrant on February 4, 2013.

Sinopec Corp. Announces Proposed Placing of New H Shares

Beijing, People’s Republic of China (PRC) — February 4, 2013 — China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) (HKEX: 386; NYSE: SNP; LSE: SNP; CH: 600028) has entered into an agreement today with a placing agent to offer by way of placing an aggregate of 2,845,234,000 new H Shares (the “Placing Shares”) at a price of HKD8.45 per H Share. The Placing Shares represent approximately 3.2% of the number of total issued shares as enlarged after the placing, and approximately 14.5% of the number of H Shares as enlarged after the placing, of Sinopec Corp. Assuming the placing of all Placing Shares, the aggregate net proceeds from the placing are expected to be approximately HK$23,970,100,618. Sinopec Corp. intends to use such net proceeds for general corporate purposes. The completion is expected to take place on or about February 14, 2013. An application will be made by Sinopec Corp. to the Stock Exchange of Hong Kong Limited for the listing of, and permission to deal in, the Placing Shares. As the completion of the placing is subject to the satisfaction of certain conditions precedent and the placing agent's termination rights, the placing may or may not proceed.

The Placing Shares will be offered in the United States only to qualified institutional buyers in reliance on an applicable exemption from registration under the U.S. Securities Act of 1933 (as amended) (the "Securities Act") and outside the United States in reliance on Regulation S under the Securities Act.

This press release is for information purposes only and is not and does not constitute an offer to sell, solicitation of an offer to buy, or the sale of, any of the securities described herein in any jurisdiction. The securities to be offered have not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

About Sinopec Corp.

Sinopec Corp. is one of the largest integrated energy and chemical companies with upstream, midstream and downstream operations in the PRC. Its principal operations include: the exploration and production, pipeline transportation and sale of petroleum and natural gas; the sale, storage and transportation of petroleum products, petrochemical products, synthetic fibre, fertiliser and other chemical products; import and export, as well as import and export agency business of oil, natural gas, petroleum products, petrochemical and chemical products, and other commodities and technologies; and research, development and application of technologies and information.

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For additional information about Sinopec Corp., please visit the Company’s website at www.sinopec.com.

Forward-looking Statements

This press release contains forward-looking statements. Forward-looking statements give the Company’s current expectations or forecasts of future events based on management's beliefs and assumptions using currently available information and expectations as of the date hereof, are not guarantees of future performance and involve certain risks and uncertainties, including those contained in the Company’s filings with the Securities and Exchange Commission. Although it believes that the expectations reflected in these forward-looking statements are reasonable, the Company cannot assure you that its expectations will prove correct. Forward-looking statements in this press release relate to, among other things, the closing of the placement and the use of proceeds therefrom. Therefore, actual outcomes and results could materially differ from what is expressed, implied or forecast in such statements. The forward-looking statements speak only as of the date made and, other than as required by law, the Company undertakes no obligation to publicly update or revise any forward- looking statements, whether as a result of new information, future events or otherwise.

Investor Inquiries:	Media Inquiries:
Beijing
Tel: (8610) 5996 0028 Fax: (8610) 5996 0386 Email: ir@sinopec.com	Tel: (8610) 5996 0028 Fax: (8610) 5996 0386
Hong Kong
Tel: (852) 2824 2638 Fax: (852) 2824 3669	Tel: (852) 3512 5000 Fax: (852) 2259 9008 Email: sinopec@brunswickgroup.com

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Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities, nor is it calculated to invite any such offer or invitation. Neither this announcement nor any copy thereof may be taken into or distributed, directly or indirectly, in or into the United States (including its territories and dependencies, any State of the United States and the District of Columbia). In particular, this announcement does not constitute and is not an offer to sell or a solicitation of any offer to purchase or subscribe for securities in the United States or elsewhere. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933, as amended. Any public offering of securities to be made in the United States will only be made by means of a prospectus that may be obtained from the issuer or selling security holder and that contains detailed information regarding the issuer and management as well as financial information. There is no intention to make a public offering of the securities referred to in this announcement in the United States.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

PLACING OF NEW H SHARES UNDER GENERAL MANDATE

Global Coordinator, Bookrunner and Placing Agent

The Board is pleased to announce that on 4 February 2013, the Company and the Placing Agent entered into the Placing Agreement pursuant to which the Company agrees to issue the Placing Shares, and the Placing Agent agrees, as agent of the Company, to procure Placees on a fully underwritten basis to purchase the Placing Shares at the Placing Price and on the terms and subject to the conditions set out in the Placing Agreement. The Placing Shares will be allotted and issued pursuant to the General Mandate.

On the assumption that all Placing Shares are fully placed, the aggregate gross proceeds from the Placing are expected to be approximately HK$24,042,227,300 and the aggregate net proceeds (after deduction of the commissions and estimated expenses) from the Placing are expected to be approximately HK$23,970,100,168. The net proceeds from the Placing are intended to be used for general corporate purposes of the Company. The 2,845,234,000 H Shares to be placed under the Placing Agreement represent 17.0% of the existing number of H Shares in issue, being 16,780,488,000 H Shares as at the date of this announcement and approximately 3.2% of the number of total issued Shares and approximately 14.5% of the number of H Shares as enlarged by the allotment and issue of the Placing Shares. The aggregate nominal value of the Placing Shares under the Placing will be RMB2,845,234,000.

The Placing Price represents:

(a)      a discount of approximately 7.4% to the average closing price of approximately HK$9.13 per H Share as quoted on the Stock Exchange for the last 30 consecutive trading days up to and including 4 February 2013, being the last trading day before the publication of this announcement;

(b)      a discount of approximately 10.0% to the average closing price of the H Shares of approximately HK$9.39 per H Share quoted on the Stock Exchange for the last 5 trading days up to and including 4 February 2013;

(c)      a discount of approximately 9.5% to the closing price of HK$9.34 per H Share as quoted on the Stock Exchange on 4 February 2013.

As Completion is subject to the satisfaction of certain conditions precedent and the Placing Agent´s termination rights, the Placing may or may not proceed. Shareholders and potential investors are advised to exercise caution when dealing in the Shares.

PLACING OF NEW H SHARES

The Board is pleased to announce that on 4 February 2013, the Company and the Placing Agent entered into the Placing Agreement. The principal terms of the Placing Agreement are set out below.

THE PLACING AGREEMENT

Date

4 February 2013

Parties

(1)      The Company; and

(2)      The Placing Agent.

Placing Shares

2,845,234,000 new H Shares of RMB1.00 each in the registered capital of the Company will be issued by the Company pursuant to the terms and subject to the conditions set out in the Placing Agreement.

The 2,845,234,000 H Shares to be placed under the Placing Agreement represent 17.0% of the existing number of H Shares in issue, being 16,780,488,000 H Shares as at the date of this announcement and approximately 3.2% of the number of total issued Shares and approximately 14.5% of the number of H Shares as enlarged by the allotment and issue of the Placing Shares. The aggregate nominal value of the Placing Shares under the Placing will be RMB2,845,234,000.

The Placing

The Company agrees to issue the Placing Shares, and the Placing Agent agrees, as the agent of the Company, to procure Placees on a fully underwritten basis to purchase the Placing Shares at the Placing Price and on the terms and subject to the conditions set out in the Placing Agreement.

To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, the Placing Agent and its respective ultimate beneficial owners are not connected persons of the Company and its connected persons.

The Placees

The Placing Agent will place the Placing Shares to not fewer than six Placees who are independent professional, institutional and other investors who and whose ultimate beneficial owners are not connected with the Company, connected persons of the Company and any of the Directors, supervisors, chief executive or substantial shareholder(s) of the Company or any of its subsidiaries or their respective associates. None of the Placees will become a substantial shareholder of the Company immediately after Completion.

Placing Price

The Placing Price of HK$8.45 per Placing Share represents:

(a)
a discount of approximately 7.4% to the average closing price of approximately HK$9.13 per H Share as quoted on the Stock Exchange for the last 30 consecutive trading days up to and including 4 February 2013, being the last trading day before the publication of this announcement;

(b)
a discount of approximately 10.0% to the average closing price of the H Shares of approximately HK$9.39 per H Share quoted on the Stock Exchange for the last 5 trading days up to and including 4 February 2013;

(c)	a discount of approximately 9.5% to the closing price of HK$9.34 per H Share as quoted on the Stock Exchange on 4 February 2013.

The aggregate net proceeds (after deduction of the commissions and estimated expenses) from the Placing are expected to be approximately HK$23,970,100,618 and the net Placing Price is approximately HK$8.42 per Placing Share.

The Placing Price has been negotiated and arrived at on an arm´s length basis and by reference to the market conditions. The Directors are of the opinion that the Placing Price is fair and reasonable and is in the best interests of the Company.

Ranking of the Placing Shares

The Placing Shares, when issued and fully paid, will rank pari passu in all respects among themselves and with the existing H Shares in issue as at the date of issue of the Placing Shares, including the right to receive all dividends and other distributions declared and made after the date of issue of the Placing Shares.

Lock-up

The Company undertakes to the Placing Agent that for a period from the date of the Placing Agreement through the date that is 180 days after the Closing Date, neither the Company nor any person acting on its behalf will, except for the Placing Shares and save pursuant to (a) the terms of any employee share option scheme of the Company or (b) any outstanding subscription warrants or (c) bonus or scrip dividend or similar arrangements which provide for the allotment of H Shares in lieu of the whole or part of a dividend on H Shares of the Company in accordance with its articles of association or (d) conversion of outstanding convertible bonds,

(i)
sell, transfer, dispose, allot or issue or offer to sell, transfer, dispose, allot or issue or grant any option, right or warrant to subscribe (either conditionally or unconditionally, or directly or indirectly, or otherwise) any H Shares or any interests in H Shares or any securities convertible into or exercisable or exchangeable for or substantially similar to any H Shares or interest in H Shares or

(ii)	agree (conditionally or unconditionally) to enter into or effect any such transaction with the same economic effect as any of the transactions described in (i) above or

(iii)	announce any intention to enter into or effect any such transaction described in (i) or (ii) above without first having obtained the written consent of the Placing Agent.

For the avoidance of doubt, the lock-up provisions herein will not restrict the allotment and issuance of A Shares, the issue of any convertible bonds which are convertible into A Shares, any share splits or dividends payable on the existing H Shares or issue of H Shares pursuant to the existing H Share convertible bonds.

Conditions

The Completion is conditional upon the satisfaction or waiver (in respect of conditions numbered (b) and (c) below only) by the Placing Agent of the following conditions on or prior to 8:00 a.m. (Hong Kong time) on the Closing Date or such later time as may be agreed between the Company and the Placing Agent:

(a)
the Listing Committee granting the listing of, and permission to deal in, the Placing Shares (and such listing and permission not subsequently being revoked prior to the delivery of definitive share certificate(s) representing the Placing Shares);

(b)	the delivery of the PRC legal opinion by the legal counsel of each of the Company and the Placing Agent in a form satisfactory to the Placing Agent;

(c)	the delivery of the Hong Kong legal opinion by the legal counsel of each of the Company and the Placing Agent in a form satisfactory to the Placing Agent;

(d)	the delivery of a U.S. no registration opinion by the legal counsel of each of the Company and the Placing Agent in a form satisfactory to the Placing Agent; and

(e)	the delivery to the Placing Agent a certified true copy of the CSRC’s approval for the issuance and allotment of the Placing Shares;

The Company shall, as soon as is reasonably practicable, apply to the Stock Exchange for the granting of listing of, and permission to deal in, the Placing Shares and the Company shall use all reasonable endeavours to obtain the granting of such listing and permission to deal by the Listing Committee as soon as is reasonably practicable, and will inform the Placing Agent promptly following the granting of the same. The Company shall furnish such information, supply such documents, pay such fees and do all such other acts and things as may reasonably be required by the Placing Agent and/or the Stock Exchange in connection with the fulfilment of the conditions.

If the conditions are not fulfilled or waived (in respect of conditions numbered (b) and (c) only) by the Placing Agent on or prior to 8:00 a.m. (Hong Kong time) on the Closing Date or such later time as may be agreed between the Company and the Placing agent, save as otherwise stipulated in the Placing Agreement, the obligations and liabilities of the Placing Agent and the Company under the Placing Agreement shall cease and determine and neither the Company nor the Placing Agent shall have any claim against the other in respect of any matter arising out of or in connection with the Placing Agreement.

Termination

The Placing Agent may terminate the Placing Agreement without liability to the Company by giving notice in writing to the Company, which notice may be given at any time prior to 8:00 a.m. (Hong Kong time) on the Closing Date, in any of the following cases, notwithstanding anything contained in the Placing Agreement:
(a)	there develops, occurs or comes into force:

(i)
any new law or regulation or any change (whether or not permanent) or development (whether or not permanent) involving a prospective change in existing laws or regulations or the interpretation or application thereof by any court or other competent authority which in the sole opinion of the Placing Agent is or is reasonably likely to be materially adverse to the success of the Placing, or makes or is likely to make it impracticable or inadvisable or inexpedient to proceed therewith; or

(ii)
any event, or series of events beyond the reasonable control of the Placing Agent (including, without limitation, any calamity, act of government, strike, labour dispute, lock-out, fire, explosion, flooding, earthquake, civil commotion, economic sanctions, epidemic, pandemic, outbreak of infectious disease, outbreak or escalation of hostilities, act of terrorism and act of God) involving Hong Kong, the PRC, the United Kingdom, the European Union or the United States, or the declaration by Hong Kong, the PRC, the United Kingdom, the European Union or the United States of war or a state of emergency or calamity or crisis; or

(iii)
any change (whether or not permanent) or development (whether or not permanent) involving a prospective change in local, national or international financial, political, economic, legal, military, industrial, fiscal, regulatory, currency or market conditions (including, without limitation, conditions in the stock and bond markets, money and foreign exchange markets, interbank markets and credit markets) which in the sole opinion of the Placing Agent is or is likely to be materially adverse to the success of the Placing, or makes or is likely to make it impracticable or inadvisable or inexpedient to proceed therewith; or

(iv)
any change (whether or not permanent) or development (whether or not permanent) involving a prospective change in local, national or international securities market conditions or currency exchange rates or exchange controls which in the sole opinion of the Placing Agent is or is reasonably likely to be materially adverse to the success of the Placing, or makes or is likely to make it impracticable or inadvisable or inexpedient to proceed therewith; or

(v)
a suspension or a material limitation in trading in the Company’s securities on the Stock Exchange, the Shanghai Stock Exchange, the New York Stock Exchange and/or the London Stock Exchange during the placing period whatsoever (other than as a result of the Placing); or

(vi)
any moratorium, suspension or material restriction on trading in shares or securities generally on the Stock Exchange, the Shanghai Stock Exchange, the New York Stock Exchange and/or the London Stock Exchange due to exceptional financial circumstances or otherwise at any time prior to the Closing Date; or

(vii)
the commencement by any state, governmental, judicial, regulatory or political body or organisation of any action against any director of the Company (other than the independent non-executive directors) or an announcement by any state, governmental, judicial, regulatory or political body or organisation that it intends to take any such action; or

(b)
any breach of any of the representations, warranties and undertakings by the Company set out in the Placing Agreement comes to the knowledge of the Placing Agent; or (ii) any event occurs or any matter arises on or after the date hereof and prior to the Closing Date which if it had occurred or arisen before the date hereof would have rendered any of such representations, warranties and undertaking untrue, inaccurate or misleading; or (iii) there has been a material breach of, or failure to perform, any other provision of the Placing Agreement on the part of the Company in a material manner; or

(c)
there is any change, or any development involving a prospective change, in or affecting the business, general affairs, management, prospects, assets and liabilities, shareholders’ equity, results of operations or position, financial or otherwise, of the Group and its jointly-control entities (other than those already disclosed to the public on or before the date of the Placing Agreement) as a whole which in the sole opinion of the Placing Agent is or is reasonably likely to be materially adverse to the success of the Placing, or makes or is likely to make it impracticable or inadvisable or inexpedient to proceed therewith.

Completion

Subject to the conditions mentioned above, the completion of the Placing shall take place on the Closing Date or as soon as practicable thereafter or such other time and/or date as the Placing Agent and the Company may agree in writing.

As Completion is subject to the satisfaction of certain conditions precedent and the Placing Agent´s termination Rights, the Placing may or may not proceed. Shareholders and potential investors are advised to exercise caution when dealing in the Shares.

GENERAL MANDATE TO ISSUE THE PLACING SHARES

The Placing Shares will be issued under the General Mandate. Under the General Mandate, 3,356,097,600 H Shares, representing 20% of the total amount of the H shares of the Company in issue as at 11 May 2012, being the date of the AGM, may be issued by the Company. As at 11 May 2012, the issued H Share capital of the Company was 16,780,488,000 H Shares. As at the date of this announcement, no H Shares have been issued under the General Mandate and the number of H Shares that may be issued under the General Mandate is 3,356,097,600.

REASONS FOR THE PLACING AND USE OF PROCEEDS FROM THE PLACING

On the assumption that all Placing Shares are fully placed, the aggregate gross proceeds from the Placing are expected to be approximately HK$24,042,227,300 and the aggregate net proceeds (after deduction of the commissions and estimated expenses) from the Placing are expected to be approximately HK$23,970,100,618. The net proceeds from the Placing are intended to be used for general corporate purposes of the Company.

The Placing offers the Company a good opportunity to optimise its capital structure and financial structure. Further, the Company will be able to enrich its shareholder base by attracting a number of high caliber investors to participate in the Placing. The Directors are of the opinion that the terms of the Placing Agreement, including but not limited to the Placing Price, are fair and reasonable and in the interests of the Company and its shareholders as a whole.

FUND RAISING ACTIVITIES IN THE PAST TWELVE MONTHS

The Company has not carried out any fund raising activities involving the issue of equity securities during the 12 months immediately preceding the date of this announcement.

EFFECT ON SHAREHOLDING STRUCTURE

The existing shareholding structure of the Company and the effect on the shareholding structure of the Company upon completion of the Placing is set out below.

Name of Shareholder	Immediately before the Placing (Number of Shares)	% of total issued A Shares or H Shares (as the case may be)	% of total issued Shares	Immediately after the Placing assuming all Placing Shares are placed (Number of Shares)	% of total issued A Shares or H Shares (as the case may be)	% of total issued Shares

A SHARES

China Petrochemical Corporation (as of 1 February 2013)	65,797,127,692	93.94	75.79	65,797,127,692	93.94	73.38

Other A
Shareholders (as of 1 February 2013)	4,242,673,483	6.06	4.89	4,242,673,483	6.06	4.73

Total Issued A Shares (as of 1 February 2013)	70,039,801,175	100	80.67	70,039,801,175	100	78.11

H SHARES

Total Issued H Shares*	16,780,488,000	100	19.33	19,625,722,000	100	21.89

TOTAL ISSUED SHARES	86,820,289,175		100	89,665,523,175		100

Notes: Numbers may not add up to 100 per cent due to rounding.

* Sinopec Century Bright Capital Investment Limited, an overseas wholly-owned subsidiary of China Petrochemical Corporation, holds 425,500,000 H shares, which is included in the total number of the shares held by HKSCC Nominees Limited.

AUTHORITY AND APPROVAL BY THE BOARD IN RESPECT OF THE PLACING

In respect of the Placing, a meeting of the Board was convened and held at which the resolutions for the proposal in relation to the plan for the Placing and other relevant matters were considered and approved (the “Resolutions”). The details of the Resolutions are as follows:

(A)           Proposal for the Placing

1.	Class of shares to be placed

The Placing Shares under the Placing are ordinary H shares.

2.	Nominal value

The nominal value of the Placing Shares shall be RMB 1.00 per share.

3.	Way of Placing

In accordance with the the articles of association of the Company, the Company shall issue H shares to certain investors by private placement pursuant to the General Mandate.

4.	Placees and way of subscription

(1)      Placees: The Placing Shares shall be issued to no more than ten qualified investors (except as restricted by law) who are independent from the Company and the Company´s connected persons as required by the Stock Exchange.

(2)      Way of subscription: All the Placing Shares shall be subscribed in cash.

5.	Size of the Placing

The maximum number of H Shares to be placed under the Placing is 3,356,097,600, representing 20% of the existing number of H Shares in issue as at 11 May 2012. The actual number of the H Shares to be placed will be determined by the Company and the Placing Agent to the market conditions.

6.	Placing Price and basis of pricing

The Placing Price is to be determined by the Company and the Placing Agent in accordance with international practices and applicable rules of the Stock Exchange, taking full account of the interests of the existing Shareholders of the Company and the prevailing conditions of the international capital market and by reference to the performance of the H Shares in issue and the valuations of comparable companies in the international market.

7.	Location of listing

The Placing Shares will be listed on the main board of the Stock Exchange upon Completion.

8.	Use of proceeds

Net proceeds from the Placing will be used as general working capital to fund the business development of the Company.

(B)      Mandate for the Placing

The Board has granted Fu Chengyu, chairman of the Board, full authority to decide on the issues relating to the Placing at his own discretion and subject to the framework and principles contemplated under the said plan for the Placing. Such issues.

(C)      Effective period of the Resolutions

The Resolutions in respect of the Placing shall be effective for twelve months from the date when the proposal in relation to the plan for the placing and other relevant matters is considered and approved at the meeting of the Board, unless: (1) the General Mandate granted at the AGM held on 11 May 2012 has expired and no new general mandate proposal has been approved at the 2012 annual general meeting of the Company with respect to the general mandate; or (2) the General Mandate granted to the Board has been cancelled or modified by a special resolution passed at the general meeting of the Company, where the Resolutions will expire on the date of expiry or cancellation or modification of the General Mandate.

PRC REGULATORY APPROVALS

Approvals from SASAC and CSRC have been obtained for the Placing. According to the CSRC Approval, the Company may issue not more than 3,356,097,600 new H Shares.

LISTING APPROVAL

Application will be made to the Stock Exchange to grant the listing of, and permission to deal in, the relevant Placing Shares.

Definitions

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	ordinary share(s) of par value of RMB1.00 each in the registered capital of the Company, which are listed and traded on the Shanghai Stock Exchange;
“associates”	has the meaning ascribed to it in the HK Listing Rules;
“Board”	the board of directors of Sinopec Corp.;
“China Petrochemical Corporation”	China Petrochemical Corporation, being the controlling shareholder of Sinopec Corp.;
“Closing Date”	14 February 2013, or such other date as the Company and the Placing Agent may agree in writing;

“Company” or “Sinopec Corp.”	China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC with limited liability;
“Completion”	completion of the Placing under the Placing Agreement;
“CSRC”	China Securities Regulatory Commission;
“CSRC Approval”	the approval issued by the CSRC to the Company, approving the issue and allotment of up to 3,356,097,600 H Shares;
“Directors”	the directors of Sinopec Corp.;
“AGM”	the 2011 annual general meeting of the Company held on 11 May 2012;
“General Mandate”	the general mandate for the Company to allot and issue Shares authorised by the shareholders of the Company at the AGM;
“Group”	Sinopec Corp. and its subsidiaries;
“H Share(s)”	the ordinary share(s) of par value of RMB1.00 each in the registered capital of the Company which are listed and traded on the Stock Exchange;
“HK$” or “$”	Hong Kong Dollars, the lawful currency of Hong Kong;
“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China
“Listing Committee”	Listing Committee of the Stock Exchange
“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;
“Placees”
professional, institutional and other investors selected and procured by or on behalf of the Placing Agent as contemplated by the Placing Agreement and may include the Placing Agent and/or its nominees;

“Placing”	the placing by or on behalf of the Placing Agent of the Placing Shares on the terms and subject to the conditions referred to in the Placing Agreement;
“Placing Agent”	Goldman Sachs (Asia) L.L.C., the global coordinator, bookrunner and placing agent for the Placing;
“Placing Agreement”	the placing agreement dated 4 February 2013 entered into between the Company and the Placing Agent;
“Placing Shares”	2,845,234,000 H Shares to be issued by the Company pursuant to the terms and subject to the conditions set out in the Placing Agreement;
“Placing Price”	HK$8.45 per Placing Share (which excludes any brokerage, SFC transaction levy and Stock Exchange trading fee payable by the purchasers);
“PRC”	the People’s Republic of China, for the purpose of this announcement, excluding Hong Kong, Macau Special Administrative Region and Taiwan;
“RMB”	the lawful currency of the People’s Republic of China;
“SASAC”	State-owned Assets Supervision and Administration Commission of the State Council;
“SFC”	Securities and Futures Commission of Hong Kong;
“Share(s)”	A Share(s) and H Share(s);
“Shareholder(s)”	holder(s) of the Share(s);
“Shanghai Stock Exchange”	Shanghai Stock Exchange of the PRC;
“Stock Exchange”	The Stock Exchange of Hong Kong Limited;
“subsidiary”	has the meaning ascribed thereto in Chapter 1 of the Listing Rules;
“substantial shareholder”	has the meaning ascribed thereto in Chapter 1 of the Listing Rules;
“United States” and “U.S. Person”	have the meaning set forth in Rule 902 of regulation S;
“%”	Per cent.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Secretary to the Board of Directors

Beijing, the PRC,
4 February 2013

As of the date of this announcement, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#        Executive Director

*        Non-executive Director

+        Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: February 4, 2013